Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 8, 2013

Via EDGAR

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street,

N.W. Washington, D.C. 20549

Global Brass and Copper Holdings, Inc. Amendment No. 7

Registration Statement on Form S-1 (File No. 333-177594)

Ladies and Gentlemen:

As previously discussed with the staff of the Securities and Exchange Commission (the “Commission”), on behalf of Global Brass and Copper Holdings, Inc., a Delaware corporation (the “Company”), we enclose the accompanying changed pages to Amendment No. 6 to the Registration Statement (the “Registration Statement”) on Form S-1 of the Company, filed with the Commission on May 8, 2013 (File No. 333-177594) and marked to indicate changes from the Registration Statement. The enclosed pages include, among other things, a preliminary price range for the common stock to be offered under the Registration Statement and certain information previously left blank in the Registration Statement that is derived from such price range.

If you have any questions concerning the enclosed pages, please do not hesitate to contact either Lawrence G. Wee at (212) 373-3052 or Benjamin A. Aronovitch at (212) 373-3575.

Sincerely,

/s/ Lawrence G. Wee

Lawrence G. Wee, Esq.

cc:	Scott B. Hamilton, Esq.
Global Brass and Copper Holdings, Inc.

LizabethAnn R. Eisen, Esq.
Cravath, Swaine & Moore LLP

As filed with the Securities and Exchange Commission on May 8, 2013

Registration No. 333-177594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 6

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GLOBAL BRASS AND COPPER HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3350	06-1826563
(State or other jurisdiction of incorporation or organization)	(Primary Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

475 N. Martingale Road Suite 1050

Schaumburg, IL 60173

(847) 240-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Scott B. Hamilton

General Counsel

Global Brass and Copper Holdings, Inc.

475 N. Martingale Road Suite 1050

Schaumburg, IL 60173

(847) 240-4700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence G. Wee Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000	LizabethAnn R. Eisen Andrew J. Pitts Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As promptly as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)(3)
Common Stock, $0.01 par value per share	10,781,000	$17.00	$183,277,000	$24,992.16

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a) under the Securities Act.
(2)	Includes 1,406,000 shares which the underwriters have the right to purchase pursuant to their option to purchase additional shares.
(3)	$23,529 of this registration fee was previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. May 8, 2013.

9,375,000 Shares

GLOBAL BRASS AND COPPER HOLDINGS, INC.

Common Stock

This is an initial public offering of shares of common stock of Global Brass and Copper Holdings, Inc. All of the                  shares to be sold in this public offering will be sold by the selling stockholder identified in this prospectus. Global Brass and Copper Holdings, Inc. will not receive any proceeds from this offering.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $15.00 and $17.00. We have been approved to list our common stock on the New York Stock Exchange under the symbol “BRSS”.

See “Risk Factors” on page 20 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholder	$	$

To the extent that the underwriters sell more than 9,375,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,406,000 shares from the selling stockholder at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2013.

Goldman, Sachs & Co.	Morgan Stanley

William Blair	KeyBanc Capital Markets

Prospectus dated                     , 2013.

The Offering

Common stock offered	9,375,000 shares, all of which are being offered by the selling stockholder.

Underwriters’ option to purchase additional common stock from the selling stockholder	Up to 1,406,000 shares.

Shares of our common stock to be outstanding immediately following this offering	21,110,000 shares.

Use of proceeds	All of the shares being offered in this offering are being offered by the selling stockholder. We will not receive any proceeds in this offering.

Dividends	Following this offering, we intend to pay quarterly cash dividends. Any dividends or changes to our dividend policy will be made at the discretion of the Board of Directors and will depend on many factors, including those enumerated in the section entitled “Dividend Policy”.

Principal Stockholders

Upon consummation of this offering, Halkos will own approximately 55.6% of the voting stock of Global Brass and Copper Holdings (48.9% if the underwriters exercise in full their option to purchase additional shares). If Halkos beneficially owns more than 50% of such voting stock after the completion of this offering, we will avail ourselves of the “controlled company” exemptions under the rules of the New York Stock Exchange. Otherwise, we expect to comply with such NYSE rules, subject to the prescribed phase-in provisions.

Lock-up Agreements	The selling stockholder and the officers and directors of Global Brass and Copper Holdings will be subject to customary lockup agreements with a duration of 180 days. See “Underwriting”.

Listing	We have been approved to list our common stock on the New York Stock Exchange under the trading symbol “BRSS”.

Other Information About This Prospectus

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase additional shares;

•	reflects a 211,100 to-1 stock split, which we refer to as the “stock split,” which became effective on ;

•

does not give effect to 1,111,053 shares of common stock reserved for future issuance under our Global Brass and Copper Holdings, Inc. 2013 Omnibus Equity Incentive Plan, which we refer to as the “2013 Plan”; and

•	does not give effect to 338,974 shares of our common stock issuable under equity awards granted in connection with this offering under the 2013 Plan.

In connection with this offering, 104,443 non-qualified stock options, 74,219 shares of restricted stock and 98,438 performance shares will be granted to certain members of management and our board. Of these grants, an aggregate of 69,629 non-qualified stock options, 32,813 shares of restricted stock and 65,625 performance shares will be granted to our named executive officers and an aggregate of 34,814 non-qualified stock options, 16,406 shares of restricted stock and 32,813 performance shares will be granted to other members of our management. An aggregate of 25,000 shares of restricted stock will be granted to four of our directors. An aggregate of 61,874 shares of restricted stock will also be granted to certain executive officers and other employees. None of the equity awards to be granted in connection with this offering will be vested or exercisable within 60 days after the date of the completion of this offering. Unless otherwise noted specifically, all percentage ownership statistics in this prospectus and as-adjusted or pro forma share outstanding amounts do not give effect to such awards.

13.1

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below is summary historical consolidated financial data of our business, as of the dates and for the periods indicated. The summary historical consolidated financial data as of March 31, 2013 and for the three months ended March 31, 2013 and 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and in the opinion of our management, reflect all adjustments, including normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The summary historical consolidated financial data as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of December 31, 2010 has been derived from our audited consolidated financial statements not included in this prospectus.

The summary historical consolidated financial data should be read in conjunction with the information about the limitations on comparability of our financial results, including as a result of acquisitions. See “Selected Historical Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012(7)	2012	2011(7)	2010(7)
	(in millions, except share, per share and per pound data)
Statements of Operations Data:
Net sales	$445.0	$443.4	$1,650.5	$1,779.1	$1,658.7
Cost of sales	398.1	393.4	1,467.3	1,583.5	1,496.7

Gross profit	46.9	50.0	183.2	195.6	162.0
Selling, general and administrative expenses	19.7	17.9	92.7	69.4	68.9

Operating income	27.2	32.1	90.5	126.2	93.1
Third party interest expense(1)	9.9	9.8	39.7	40.0	22.6
Related party interest expense(2)	—	—	—	—	2.5
Loss on extinguishment of debt	—	—	19.6	—	—
Other expense, net	0.2	0.3	0.1	0.4	0.8

Income before provision for income taxes and equity income	17.1	22.0	31.1	85.8	67.2
Provision for income taxes	6.0	8.2	19.2	31.4	26.6

Income before equity income	11.1	13.8	11.9	54.4	40.6
Equity income, net of tax	0.4	0.3	1.0	0.9	1.5

Net income	11.5	14.1	12.9	55.3	42.1
Less: Net income attributable to noncontrolling interest	0.1	0.1	0.4	0.2	0.5

Net income attributable to Global Brass and Copper Holdings, Inc.(1)	$11.4	$14.0	$12.5	$55.1	$41.6

Per Share Data:
Historical net income attributable to Global Brass and Copper Holdings, Inc. per common share(3)	$113,880	$139,930	$125,210	$551,320	$416,330
Pro forma net income attributable to Global Brass and Copper Holdings, Inc. per common share(1)(3)	$0.54	$0.55	$0.40	N/A	N/A
Number of common shares used in historical calculation	100	100	100	100	100
Number of shares used in pro forma calculation	21,110,000	21,110,000	21,110,000	N/A	N/A

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012(7)	2012	2011(7)	2010(7)
	(in millions, except share, per share and per pound data)

Cash flow data:
Cash flows (used in) provided by operating activities	$(5.1)	$31.8	$81.9	$64.8	$69.4
Cash flows used in investing activities	(2.9)	(3.7)	(20.4)	(22.3)	(11.9)
Cash flows provided by (used in) financing activities	10.2	(1.1)	(96.8)	(8.3)	(49.6)

Other data:
Pounds shipped	131.5	132.9	503.2	510.0	554.1
Adjusted sales(4)	$139.6	$137.1	$524.9	$530.5	$538.5
Adjusted sales per pound shipped	$1.06	$1.03	$1.04	$1.04	$0.97
Consolidated Adjusted EBITDA(5)	$30.1	$32.8	$115.4	$122.6	$99.0
Consolidated Adjusted EBITDA per pound shipped	$0.23	$0.25	$0.23	$0.24	$0.18
Total capital expenditures	$3.1	$3.7	$20.4	$22.4	$11.9

		As of March 31,	As of December 31,
		2013	2012	2011(7)	2010(7)
		(in millions)
Balance Sheet Data:
Cash		$15.8	$13.9	$49.5	$15.5
Total assets		576.5	502.7	548.7	537.7
Total debt(6)		400.0	389.5	303.6	306.2
Total liabilities		613.5	550.5	466.0	509.2
Total (deficit) equity		(37.0)	(47.8)	82.7	28.5

(1)	We used a portion of the net proceeds of the Senior Secured Notes offering that we completed on June 1, 2012 to make the Parent Distribution. Our pro forma net income attributable to Global Brass and Copper Holdings, Inc. per common share reflects a reduction in our net income attributable to the interest expense incurred on the portion of the Senior Secured Notes that were used to fund the Parent Distribution. Assuming an interest rate of 9.50%, which is the actual interest rate of the Senior Secured Notes, and a statutory U.S. federal income tax rate of 35%, had the Parent Distribution been completed on January 1, 2012, our net income attributable to Global Brass and Copper Holdings, Inc. would have decreased by $2.5 million to $11.5 million for the three months ended March 31, 2012 and $4.1 million to $8.4 million for the year ended December 31, 2012. The effect of the issuance of the Senior Secured Notes and the Parent Distribution is fully reflected in the results presented for the three months ended March 31, 2013.
(2)	Represents interest on the related party term loan credit facility described in “Certain Relationships and Related Party Transactions”.
(3)	The number of common shares used in the calculation of historical net income attributable to Global Brass and Copper Holdings, Inc. per common share does not give effect to the planned 211,100-to-1 stock split to be effected prior to the completion of this offering. The number of common shares used in the calculation of pro forma net income attributable to Global Brass and Copper Holdings, Inc. per common share does give effect to such stock split but does not give effect to the 338,974 shares issuable under the equity awards to be made in connection with this offering, since none will be vested or exercisable within 60 days after the date of the completion of this offering.
(4)	Adjusted sales is a non-GAAP financial measure. For more information regarding adjusted sales, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures—Adjusted Sales”. Adjusted sales is defined as net sales less the metal component of net sales. Adjusted sales represents the value-added revenue we derive from our conversion and fabrication operations. Management uses adjusted sales on a consolidated basis to monitor the revenues that are generated from our value-added conversion and fabrication processes excluding the effects of fluctuations in metal costs, reflecting our toll sales and our balanced book approach for other sales. We believe that presenting adjusted sales is informative to investors because it shows our ability to generate revenue from conversion and fabrication. The following table shows a reconciliation of net sales to adjusted sales:

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012(7)	2012	2011(7)	2010(7)
				(in millions)
Net sales	$445.0	$443.4	$1,650.5	$1,779.1	$1,658.7
Metal component of net sales	305.4	306.3	1,125.6	1,248.6	1,120.2

Adjusted sales	$139.6	$137.1	$524.9	$530.5	$538.5

(5)	Consolidated EBITDA and Consolidated Adjusted EBITDA are non-GAAP financial measures. For more information regarding our EBITDA-based measures, including their limitations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures—EBITDA-Based Measures”.

We define Consolidated EBITDA as net income (loss) attributable to Global Brass and Copper Holdings, Inc., adjusted to exclude interest expense, provision for (benefit from) income taxes and depreciation and amortization expense. We also present Segment EBITDA elsewhere in this prospectus.

We use Consolidated EBITDA only to calculate Consolidated Adjusted EBITDA. Consolidated Adjusted EBITDA is Consolidated EBITDA, further adjusted to exclude extraordinary gains from the bargain purchase that occurred in the acquisition of the worldwide metals business of Olin Corporation, realized and unrealized gains and losses related to the collateral hedge contracts that were required under the asset-based revolving loan facility that we entered into at the time we acquired the worldwide metals business of Olin Corporation in November 2007 (the “2007 ABL Facility”), unrealized gains and losses on derivative contracts in support of our balanced book approach, unrealized gains and losses associated with derivative contracts related to electricity and natural gas costs, non-cash gains and losses due to lower of cost or market adjustments to inventory, non-cash LIFO-based gains and losses due to the depletion of a LIFO layer of metal inventory with lower base year costs, non-cash compensation expense related to payments made to members of our management by our parent, Halkos, loss on extinguishment of debt, non-cash income accretion related to the joint venture with Dowa Holdings Co. Ltd. (“Dowa”), KPS management fees, restructuring and other business transformation charges, specified legal and professional expenses and certain other items. We also present Segment Adjusted EBITDA elsewhere in this prospectus.

We present the above-described EBITDA-based measures because we consider them important supplemental measures and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Nevertheless, our EBITDA based measures may not be comparable to similarly titled measures presented by other companies.

We present Consolidated Adjusted EBITDA as a supplemental measure of our performance because we believe it represents a meaningful presentation of the financial performance of our core operations, without the impact of the various items excluded, in order to provide period-to-period comparisons that are more consistent and more easily understood. Measures similar to Consolidated Adjusted EBITDA, including “EBITDA” (as defined in the agreement governing the ABL Facility) and “Adjusted EBITDA” (as defined in the indenture governing the Senior Secured Notes), are used to determine compliance with various financial covenants and tests.

Management uses Consolidated Adjusted EBITDA per pound in order to measure the effectiveness of the balanced book approach in reducing the financial impact of metal price volatility on earnings and operating margins, and to measure the effectiveness of our business transformation initiatives in improving earnings and operating margins. In addition, Segment Adjusted EBITDA is the key metric used by our chief operating decision maker to evaluate the business performance of our company in comparison to budgets, forecasts and prior year financial results, providing a measure that management believes reflects our core operating performance. For a full description of Segment Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures”.

Below is a reconciliation of net income (loss) attributable to Global Brass and Copper Holdings, Inc. to Consolidated EBITDA and Consolidated Adjusted EBITDA:

	Successor								Predecessor
	Three Months Ended March 31,		Year Ended December 31,					Period from October 10 to December 31,	Period from January 1 to November 18,
	2013	2012(7)	2012	2011(7)	2010(7)	2009(7)	2008(7)	2007(a)(7)	2007(a)
	(in millions)
Net income (loss) attributable to Global Brass and Copper Holdings, Inc.	$11.4	$14.0	$12.5	$55.1	$41.6	$10.2	$(69.1)	$60.3	$44.0
Interest expense	9.9	9.8	39.7	40.0	25.1	18.1	20.0	1.2	—
Provision for (benefit from) income taxes	6.0	8.2	19.2	31.4	26.6	2.2	(45.4)	(0.3)	0.4
Depreciation expense	1.9	1.5	6.8	4.5	2.8	1.7	0.4	—	30.6
Amortization expense	—	—	0.1	0.2	0.2	0.2	0.2	—	—

Consolidated EBITDA	$29.2	$33.5	$78.3	$131.2	$96.3	$32.4	$(93.9)	$61.2	$75.0
Extraordinary gain from bargain purchase(b)	—	—	—	—	—	—	(2.9)	(60.7)	—
Loss (gain) on derivative contracts(c)	—	(1.3)	(1.6)	1.1	12.0	22.0	(19.9)	(2.4)	0.5
Loss from lower of cost or market adjustment(d)	—	—	0.3	—	—	—	170.9	—	—
Impact of inventory basis adjustment(e)	—	—	—	—	—	(4.1)	—	—	—
(Gain) loss from LIFO layer depletion(f)	—	—	(4.8)	(15.2)	(21.0)	0.5	—	—	(22.2)
Non-cash accretion of income of Dowa joint venture(g)	(0.2)	(0.2)	(0.7)	(0.7)	(0.7)	(0.7)	(0.7)	—	—
Loss on extinguishment of debt(h)	—	—	19.6	—	—	—	—	—	—
Non-cash Halkos profits interest compensation expense(i)	—	—	19.5	0.9	3.5	—	—	—	—
Management fees(j)	0.3	0.3	1.0	1.0	1.0	1.0	1.0	—	—
Restructuring and other business transformation charges(k)	—	—	—	—	6.1	1.9	5.0	—	—
Specified legal/professional expenses(l)	0.8	0.5	3.3	4.3	1.8	3.1	0.4	—	—
Other adjustments(m)	—	—	0.5	—	—	—	—	—	—

Consolidated Adjusted EBITDA	$30.1	$32.8	$115.4	$122.6	$99.0	$56.1	$59.9	$(1.9)	$53.3

(a)	We acquired the worldwide metals business of Olin Corporation on November 19, 2007. As a result, the 2007 fiscal year is composed of a predecessor period from January 1, 2007 to November 18, 2007, and a successor period from the date of our formation, October 10, 2007, to December 31, 2007. We had no material operations or assets prior to November 19, 2007. Data for the period from January 1, 2007 to November 18, 2007 are based on books and records provided to us by Olin Corporation in connection with the acquisition, which we believe were prepared on a basis consistent with Olin Corporation’s accounting policies and procedures and have not been subject to an audit or review. Data for the predecessor period of 2007 are not prepared using our accounting policies and procedures, do not reflect the application of purchase accounting (which has been applied to the successor period financial statements) and also do not reflect the allocation of Olin Corporation selling, general and administrative expenses to the metals business unit. We believe that the unaudited financial information for the predecessor period of 2007 may be useful to investors for purposes of illustrating trends in our business. Although we have no reason to believe that the unaudited financial information for the predecessor period of 2007 is materially deficient, there is a risk that this unaudited financial information may contain errors that might have been detected in a review or audit process or might have been different if prepared in accordance with our policies and procedures instead of those of Olin Corporation. See “Risk Factors—Risks Related to Our Business—You should not place undue reliance on the selected financial and other information of our predecessor as of November 18, 2007 and for the period from January 1, 2007 to November 18, 2007, which are summarized in this prospectus”. The allocation of Olin Corporation selling, general and administrative expenses to the metals business unit would decrease EBITDA for 2007 by the amount of such allocation.

(b)	The fair market value of the net assets acquired in our acquisition of the worldwide metals business of Olin Corporation exceeded the purchase price, resulting in a bargain purchase event. In accordance with GAAP, the excess fair value was allocated as a reduction to the amounts that otherwise would have been assigned to all of the acquired long-term assets. The remaining excess fair value was recorded as a one-time non-taxable extraordinary gain of $60.7 million in the successor period from October 10, 2007 (inception) to December 31, 2007 and $2.9 million in the year ended December 31, 2008.

(c)	Represents realized and unrealized gains and losses related to the collateral hedge that was required under our 2007 ABL Facility and is no longer required under the ABL Facility, unrealized gains and losses on derivative contracts in support of our balanced book approach and unrealized gains and losses associated with derivative contracts with respect to electricity and natural gas costs. No additional gains and losses with respect to the collateral hedge will be incurred in any subsequent periods. The following table summarizes the loss (gain) on derivative contracts:

	Successor								Predecessor
	Three Months Ended March 31,		Year Ended December 31,					Period from October 10 to December 31,	Period from January 1 to November 18,
	2013	2012(7)	2012	2011(7)	2010(7)	2009(7)	2008(7)	2007(a)(7)	2007(a)
Collateral hedge	$—	$—	$—	$—	$4.6	$30.8	$(26.6)	$(5.2)	$—
Other	—	(1.3)	(1.6)	1.1	7.4	(8.8)	6.7	2.8	0.5

Loss (gain) on derivative contracts	$—	$(1.3)	$(1.6)	$1.1	$12.0	$22.0	$(19.9)	$(2.4)	$0.5

(d)	In the year ended December 31, 2012, we reduced the recorded value of inventory by $0.3 million related to a lower of cost or market adjustment.

In the year ended December 31, 2008, we recorded a $170.9 million non-cash charge for the revaluation of inventory from the prevailing metal prices at the time of the acquisition in November 2007 (reflecting a copper price of $3.00 per pound), to the significantly lower metal prices as of December 31, 2008 (reflecting a copper price of $1.52 per pound).

(e)	Our foreign operations are accounted for on a FIFO basis. The $4.1 million adjustment represents the difference between our foreign entities’ replacement cost of metal included in net sales in the year ended December 31, 2009 and the carrying value of our metal inventory at December 31, 2008 that was recognized in cost of sales in 2009 in accordance with the FIFO basis cost recognition.

(f)	Calculated based on the difference between the base year LIFO carrying value and the metal prices prevailing in the market at the time of inventory depletion.

(g)	As a result of the application of purchase accounting in connection with the November 19, 2007 acquisition, no carrying value was initially assigned to our equity investment in our joint venture with Dowa. This adjustment represents the accretion of equity in our joint venture with Dowa at the date of the acquisition over a 13-year period (which represents the estimated useful life of the technology and patents of the joint venture). See note 7 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

(h)	Represents the loss on extinguishment of debt recognized in connection with the Term Loan Refinancing. See “Prospectus Summary—Recent Transactions—Issuance of the Senior Secured Notes and the Refinancing of the Term Loan Facility”.

(i)	Non-cash Halkos profits interest compensation expense for the year ended December 31, 2012 represents dividend payments made by Halkos to members of our management that resulted in a non-cash compensation charge in connection with the Parent Distribution in June 2012. See “Prospectus Summary—Recent Transactions—Distribution to Halkos” and “Certain Relationships and Related Party Transactions”.

Non-cash Halkos profits interest compensation expense for the year ended December 31, 2011 and the year ended December 31, 2010 represents a portion of the dividend payments made by Halkos to members of our management that resulted in a non-cash compensation charge in connection with the refinancing transaction that occurred in August 2010. See note 17 to our audited consolidated financial statements, which are included elsewhere in this prospectus.

(j)	Represents annual management fees payable to affiliates of KPS. We expect to pay KPS or its affiliates an amount in cash equal to $4.5 million, the aggregate amount of the remaining payments due under the management agreement upon termination of the agreement at the closing of this offering. See “Certain Relationships and Related Party Transactions”.

(k)	Restructuring and other business transformation charges for the year ended December 31, 2010 included $3.2 million in severance charges to certain employees at Olin Brass, $0.5 million incurred for labor and productivity consultants in connection with operations at the Somers Thin Strip facility and $2.4 million in charges for excess and obsolete material associated with our exit and our share reduction in negative and low-margin product lines.

Restructuring and other business transformation charges for the year ended December 31, 2009 included $0.7 million in fees incurred for labor and productivity consultants in connection with operations at the Olin Brass East Alton, Illinois casting plant, rolling mill and fabrication and cupping operation and $1.2 million in severance charges associated with the reorganization of Olin Brass’s senior management.

Restructuring and other business transformation charges for the year ended December 31, 2008 included $5.0 million in fees incurred for labor and productivity consultants in connection with operations at the Olin Brass East Alton, Illinois casting plant, rolling mill and fabrication and cupping operation and $1.4 million in integration expenses associated with the January 2008 asset acquisition from Bolton Metal Products Company, partially offset by a $1.4 million gain associated with the sale of a redundant A.J. Oster distribution facility.

(l)	Specified legal/professional expenses for the three months ended March 31, 2013 and 2012 included $0.8 million and $0.5 million, respectively, of professional fees for accounting, tax, legal and consulting services related to this offering and certain regulatory and compliance matters.

Specified legal/professional expenses for the year ended December 31, 2012 included $3.3 million of professional fees for accounting, tax, legal and consulting services related to this offering.

Specified legal/professional expenses for the year ended December 31, 2011 included $3.9 million of professional fees for accounting, tax, legal and consulting services related to this offering and $0.9 million of expense incurred relating to a waiver obtained from our lenders under the Term Loan Facility and the 2010 ABL Facility, $0.9 million of expense related to an abandoned contemplated acquisition, and $0.6 million of expense related to the October 2011 amendment of our Term Loan Facility and 2010 ABL Facility. Partly offsetting this was income of $2.0 million from a favorable legal settlement related to a products liability lawsuit in which we were named as a third-party defendant. The waiver fee paid related to a waiver from lenders under our Term Loan Facility and the 2010 ABL Facility for a technical restatement of the financial statements of Global Brass and Copper, Inc. previously delivered and an additional waiver because the consolidated financial statements of Global Brass and Copper, Inc. for the year ended December 31, 2010 could not be delivered within the prescribed time period as a result of the restatement. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Outstanding Indebtedness—The ABL Facility” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting”.

Specified legal/professional expenses for the year ended December 31, 2010 included legal and consulting fees of $0.8 million associated with the successful defense of two assumed predecessor company liabilities, $0.9 million of professional fees incurred in connection with preparations for the August 18, 2010 refinancing of our 2007 ABL Facility and other future financings and $0.1 million associated with regulatory and compliance matters.

Specified legal/professional expenses for the year ended December 31, 2009 included legal and consulting fees of $2.4 million associated with a proposed acquisition that was not completed and $0.7 million associated with regulatory and compliance matters.

Specified legal/professional expenses for the year ended December 31, 2008 included legal and consulting fees of $0.4 million associated with a proposed acquisition that was not completed.

(m)	Represents a call premium of $0.5 million as a result of a voluntary prepayment of $15.0 million on the Term Loan Facility in April 2012.

(6)	Consists of long-term debt, related party debt and current maturities of long-term debt.

(7)	For the three months ended March, 31 2012, the above data have been adjusted for prior year revisions discussed in note 1, “Basis of Presentation and Principles of Consolidation” to our unaudited consolidated financial statements included elsewhere in this prospectus. For 2011 and 2010, the above data have been adjusted for prior year revisions discussed in note 2, “Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this prospectus. We also revised figures for 2009, 2008 and the period from October 10, 2007 to December 31, 2007.

•

the acquisition or joint venture formation process may require significant attention by our senior management and the engagement of outside advisors (and the payment of related fees), and proposed acquisitions and joint ventures may not be successfully completed;

•	we may lose key employees or customers of the acquired company; and

•	we may encounter unknown contingent liabilities that could be material.

In addition, we may require additional debt or equity financing for future acquisitions, and such financing may not be available on favorable terms, if available at all. We may not be able to successfully integrate or profitably operate any new business we acquire, and we cannot assure you that any such acquisition will meet our expectations. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Finally, in the event we decide to discontinue pursuit of a potential acquisition, we will be required to immediately expense all costs incurred in pursuit of the possible acquisition, which may have an adverse effect on our results of operations in the period in which the expense is recognized.

Risks Related to an Investment in Our Common Stock and this Offering

Our controlling stockholder may have interests that conflict with the interests of other stockholders.

Halkos will own 55.6% of our common stock (48.9% if the underwriters’ option to purchase additional shares is exercised in full) after this initial public offering. Through Halkos, KPS will have the ability to elect substantially all of the members of the board of directors of Global Brass and Copper Holdings (the “Board of Directors”) and make decisions relating to fundamental corporate actions. The directors generally will have the authority to make decisions affecting our capital structure, including the issuance of additional shares of stock, additional debt and declaration of dividends, will be able to select our management team, determine our corporate and management policies and authorize or prevent transactions that require approval of the Board of Directors or majority of stockholders of Global Brass and Copper Holdings, such as joint ventures or acquisitions, subject to certain restrictions as set forth in the agreement governing the ABL Facility or the indenture governing the Senior Secured Notes or future credit facilities. These decisions could enhance KPS’s equity investment while involving risks to the interests of other stockholders. In addition, KPS has engaged, and may in the future continue to engage, in transactions with us. See “Certain Relationships and Related Party Transactions”.

We may be a “controlled company” within the meaning of the NYSE’s corporate governance rules, after giving effect to this offering. If we are a controlled company, we will qualify for, and intend to rely on, exemptions from certain NYSE corporate governance requirements. As a result, holders of our common stock may not have the same degree of protection as that afforded to stockholders of companies that are subject to all of the NYSE’s corporate governance requirements.

Following this offering, we may be a “controlled company” within the meaning of the NYSE’s corporate governance rules as a result of the ownership position and voting rights of KPS, through Halkos, upon completion of this offering. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. More than 50% of our voting power may be held by KPS, through Halkos, after completion of this offering. Halkos will own 55.6% of our common stock if the underwriters do not exercise their option to purchase additional shares in full and 48.9% if the underwriters exercise such option in full. As a controlled company we may elect not to comply with certain NYSE corporate governance rules that would otherwise require the Board of Directors to have a majority of independent directors and our compensation and nominating and governance committees to be comprised entirely of independent directors, have written charters addressing such committee’s purpose and responsibilities and perform an annual evaluation of such committee. Accordingly, holders of our common stock may not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements and the ability of our independent directors to influence our business policies and affairs may be reduced. If we do not qualify for the controlled company exemption, we will comply with the NYSE corporate governance rule requirements within the applicable phase-in periods for companies completing initial public offerings.

Our directors who have relationships with KPS may have conflicts of interest with respect to matters involving our company.

Following this offering, five of our eight non-executive directors will be affiliated with KPS. These persons will have fiduciary duties to Global Brass and Copper Holdings and in addition will have duties to KPS. In addition, our amended and restated certificate of incorporation will provide that no officer or director of us who is also an officer, director, employee or other affiliate of KPS or an officer, director or employee of an affiliate of KPS will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to KPS or its affiliates instead of us, or does not communicate information regarding a corporate opportunity to us that such person or affiliate has directed to KPS or its affiliates. As a result, such circumstances may entail real or apparent conflicts of interest with respect to matters affecting both us and KPS, whose interests, in some circumstances, may be adverse to ours. In addition, as a result of KPS’ indirect ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between us and KPS or its affiliates, including potential business transactions, potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by us and other matters.

There has been no prior public market for our common stock, and the trading price of our common stock may be adversely affected if an active trading market in our common stock does not develop. Our stock price may be volatile, and you may be unable to resell your shares at or above the offering price or at all.

Prior to this offering, there has been no public market for our common stock, and an active trading market may not develop or be sustained upon the completion of this offering. We cannot predict the extent to which investor interest will lead to the development of an active trading market in shares of our common stock or whether such a market will be sustained. The initial public offering price of our common stock offered in this prospectus will be determined through our negotiations with the underwriters and may not be indicative of the market price of the common stock after this offering. See “Underwriting”. The market price of our common stock after this offering will be subject to significant fluctuations in response to, among other factors, variations in our operating results and market conditions specific to our industry. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares at a price that is attractive to you, or at all.

The price of our common stock may fluctuate significantly and you could lose all or part of your investment.

Our stock price may be volatile. Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price for our common stock could fluctuate for various reasons, including:

•	our operating and financial performance and prospects;

•	the price outlook for copper and copper-alloys;

•	our quarterly or annual earnings or those of other companies in our or other industries;

•	conditions that impact demand for our products and services;

•	future announcements concerning our business or our competitors’ businesses;

•	our results of operations that vary from those of our competitors;

•	shrinkage from our processing operations;

•	the public’s reaction to our press releases, other public announcements and filings with the Securities and Exchange Commission;

•	changes in earnings estimates or recommendations by securities analysts who track our common stock;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	general market, economic and political conditions;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and environmental regulation;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel;

•	the number of shares to be publicly traded after this offering;

•	sales of common stock by us, Halkos, members of our management team or other holders;

•	adverse resolution of new or pending litigation against us;

•	any announcements by third parties of significant claims or proceedings against us;

•

changes in general market, economic and political conditions and their effects on global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war, widespread illness and responses to such events; or

•	any material weakness in our internal control over financial reporting.

See “—Risks Related to Our Business”. These and other factors may lower the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the public offering price.

Furthermore, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price and materially affect the value of your investment.

Future sales of shares of our common stock in the public market could cause our stock price to fall significantly even if our business is profitable.

Upon the completion of this offering we will have 21,110,000 outstanding shares of common stock. Of these shares, the shares of common stock offered in this prospectus will be freely tradable without restriction in the public market, unless purchased by our affiliates. We expect that the remaining outstanding shares of our common stock will become available for resale in the public market as shown in the chart below. Our officers, directors, Halkos and the holders of substantially all of our outstanding shares of common stock have signed lock-up agreements pursuant to which they have agreed not to sell, transfer or otherwise dispose of any of their shares for 180 days after the date of this prospectus, subject to specified exceptions. The underwriters may, in their sole discretion and without notice, release the restrictions on all or any portion of the common stock subject to lock-up agreements. The underwriters are entitled to waive the lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Immediately following the completion of this offering, shares of our common stock will become available for resale in the public market as follows (assuming the underwriters exercise their option to purchase additional shares in full):

Number of Shares	Percentage	Date of Availability for Resale into the Public Market
10,781,000	51.1%	Upon effectiveness of this prospectus
10,329,000	48.9%	180 days after the date of this prospectus, of which all shares are subject to volume and other restrictions under Rule 144

As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities. Following this offering, we intend to file a registration statement under the Securities Act of 1933, registering shares of our common stock reserved for issuance under our 2013 Plan, and we will enter into an investor rights agreement under which we will grant demand, shelf and piggyback registration rights to KPS and certain members of management. See “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sale upon completion of this offering.

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions or investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions or investments.

We cannot predict the size of future issuance of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition or investment), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our ability to pay regular dividends to our shareholders is subject to the discretion of our Board of Directors and may be limited by our debt agreements and limitations in Delaware law.

Following the completion of this offering, we intend to pay dividends to our shareholders on a quarterly basis, beginning in the fourth quarter of 2013. However, any determination to pay dividends will be at the discretion of the Board of Directors and will be dependent on then-existing conditions, including our financial condition, earnings, legal requirements including limitations in Delaware law, restrictions in our debt agreements, including those governing the ABL Facility and the Senior Secured Notes, that limit our ability to pay dividends to stockholders and other factors the Board of Directors deems relevant. The Board of Directors may, in its sole discretion, change the amount or frequency of dividends or discontinue the payment of dividends entirely. At this time, the agreement governing the ABL Facility and the indenture governing the Senior Secured Notes generally restrict or limit the payment of dividends to shareholders. The indenture governing the Senior Secured Notes includes a “restricted payments” basket based on Consolidated Net Income (as defined in the indenture). It increases based on 50% of Consolidated Net Income (as so defined) and decreases by 100% of Consolidated Net Loss (as so defined). The basket may be negative or insufficient to pay dividends. See “Dividend Policy”, “Description of Certain Indebtedness” and “Description of Capital Stock—Capital Stock—Common Stock”. For the foregoing reasons, you will not be able to rely on dividends to receive a return on your investment. Accordingly, if you purchase shares in this offering, realization of a gain on your investment may depend on the appreciation of the price of our common stock, which may never occur.

USE OF PROCEEDS

All of the shares of common stock to be sold in this offering, including those subject to the underwriters’ option to purchase additional shares, will be sold by the selling stockholder. We will not receive any proceeds from this offering. We expect that $16.4 million of the proceeds from this offering (based on an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover of this prospectus ($18.9 million if the underwriters’ option to purchase additional shares is exercised)) will be paid to members of our management. For additional information, see “Certain Relationships and Related Party Transactions”.

DIVIDEND POLICY

Following this offering, we intend to pay quarterly cash dividends. Any dividends or changes to dividend policy will be made at the discretion of the Board of Directors and will depend upon many factors, including our financial condition, earnings, legal requirements, including limitations imposed by Delaware law, restrictions in our debt agreements, including those governing the ABL Facility and the Senior Secured Notes, that limit our ability to pay dividends to stockholders and other factors the Board of Directors deems relevant. We currently expect that our first dividend will be paid in the fourth quarter of 2013 (in respect to the third quarter of 2013) and will be approximately $0.0375 per share of our common stock, subject to the factors mentioned above. Furthermore, because we are a holding company with no operations of our own, any dividend payments depend on the cash flow of our subsidiaries. The terms of our credit agreement governing the ABL Facility and the indenture governing the Senior Secured Notes generally restrict or limit our subsidiaries’ ability to pay cash dividends to us, so the amount of cash that will be available to us to pay dividends may be limited. The indenture governing the Senior Secured Notes includes a “restricted payments” basket based on Consolidated Net Income (as defined in the indenture). It increases based on 50% of Consolidated Net Income (as so defined) and decreases by 100% of Consolidated Net Loss (as so defined). The basket may be negative or insufficient to pay dividends. We have made dividend payments to shareholders within the past two years. See “Risk Factors—Risks Related to an Investment in Our Common Stock and this Offering—Our ability to pay regular dividends to our shareholders is subject to the discretion of our Board of Directors and may be limited by our debt agreements and limitations in Delaware law” and “Certain Relationships and Related Party Transactions” for details on our recent dividend payments.

CAPITALIZATION

The following table sets forth cash and capitalization of Global Brass and Copper Holdings, Inc. as of March 31, 2013:

•	on an historical basis; and

•	on an as-adjusted basis to give effect to this offering.

This table should be read together with “The Offering”, “Use of Proceeds”, “Selected Historical Consolidated Financial Data”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, in each case, included elsewhere in this prospectus.

	As of March 31, 2013
	Historical	As-Adjusted
	(in millions)
Cash(1)	$15.8	$16.5

Total long-term debt:
ABL Facility(2)	$25.0	$25.0
Senior Secured Notes	375.0	375.0

Total debt	$400.0	$400.0

Stockholders’ deficit:
Common stock(3)(4)	$—	$0.2
Preferred stock(5)	—	—
Additional paid-in capital(6)	—	16.4
Accumulated deficit(7)	(36.6)	(57.7)
Accumulated other comprehensive income, net of tax	1.1	1.1
Receivable from stockholder(1)	(5.2)	—

Total Global Brass and Copper Holdings, Inc. stockholders’ deficit	(40.7)	(40.0)
Noncontrolling interest	3.7	3.7

Total deficit	$(37.0)	$(36.3)

Total capitalization	$363.0	$363.7

(1)	As-adjusted cash reflects the receipt of $5.2 million at the closing of this offering from the KPS Funds in respect of the reimbursement of specific incremental costs related to this offering and a $4.5 million payment to affiliates of the KPS Funds in connection with the termination of a management agreement at the closing of this offering. See “Certain Relationships and Related Party Transactions.”
(2)	The ABL Facility matures in June 2017 and has a maximum committed principal amount of $200.0 million, for which we may request an increase at our option under certain circumstances by up to $50.0 million. Outstanding borrowings under the ABL Facility bear interest at a rate equal to LIBOR plus a margin of 2.0% to 2.5% or the prime rate plus a margin of 1.0% to 1.5%. As of March 31, 2013, outstanding borrowings under the ABL Facility accrued interest at a rate of 4.25%. Availability under the ABL Facility is based on a formula that is based on inventory and accounts receivable, subject to various adjustments and capped at the committed principal amount. As of March 31, 2013, maximum availability under the ABL Facility was $200.0 million, and remaining availability was $174.5 million, giving effect to $25.0 million of outstanding borrowings and to $0.5 million of outstanding letters of credit. For more information, please see “Description of Certain Indebtedness—ABL Facility”.
(3)	On an historical basis, reflects 200 shares of common stock authorized and 100 shares of common stock issued and outstanding. On an as-adjusted basis, reflects 80,000,000 shares of common stock authorized and 21,110,000 shares of common stock issued and outstanding with a par value of $0.01 per share, after giving effect to the 211,100 to-1 stock split to be effected prior to the completion of this offering but without giving effect to the 338,974 shares issuable under equity awards to be granted in connection with this offering (all of which will not be vested or exercisable within 60 days after the date of the completion of this offering).
(4)	Upon consummation of this offering, there will be options to purchase 104,443 shares of our common stock (none of which will be vested or exercisable within 60 days after the date of the completion of this offering) under the 2013 Plan.
(5)	On an historical basis, reflects no shares of preferred stock authorized, issued or outstanding. On an as-adjusted basis, reflects 20,000,000 shares of preferred stock authorized, with a par value of $0.01 per share, with no shares issued and outstanding.
(6)	In connection with this offering, non-cash compensation expense of $16.4 million will be recorded as a component of selling, general and administrative expenses, with a corresponding increase in additional paid-in capital. The non-cash compensation charge represents the proceeds from this offering that will be received by certain members of management that have Profits Interest Shares. See “Compensation Discussion and Analysis—Equity-Based Compensation—Profits Interest Shares”.
(7)	As-adjusted amount reflects the impact of the $16.4 million non-cash compensation expense, the $4.5 million expense associated with the termination of the management agreement with affiliates of the KPS Funds and $0.2 million charge to reflect the 211,100 to-1 stock split without a change in par value.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below is selected historical consolidated financial data of our business as of the dates and for the periods indicated. The selected historical consolidated financial data as of March 31, 2013 and for the three months ended March 31, 2013 and 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and in the opinion of our management, reflect all adjustments, including normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The selected historical consolidated financial data for the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 have been derived from our audited consolidated financial statements not included in this prospectus.

The selected historical consolidated financial data should be read in conjunction with the information about the limitations on comparability of our financial results, including as a result of acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors”, and our consolidated financial statements and related notes included elsewhere in this prospectus.

(in millions, except share and per share data)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012(1)	2012	2011(1)	2010(1)	2009(1)	2008(1)
Statements of Operations Data:
Net sales	$445.0	$443.4	$1,650.5	$1,779.1	$1,658.7	$1,140.9	$2,008.3
Cost of sales	398.1	393.4	1,467.0	1,583.5	1,496.7	1,048.1	1,876.4
Lower of cost or market adjustment	—	—	0.3	—	—	—	170.9

Total cost of sales	398.1	393.4	1,467.3	1,583.5	1,496.7	1,048.1	2,047.3

Gross profit (loss)	46.9	50.0	183.2	195.6	162.0	92.8	(39.0)
Selling, general and administrative expenses	19.7	17.9	92.7	69.4	68.9	62.1	60.9

Operating income (loss)	27.2	32.1	90.5	126.2	93.1	30.7	(99.9)
Third party interest expense(2)	9.9	9.8	39.7	40.0	22.6	11.3	15.9
Related party interest expense(3)	—	—	—	—	2.5	6.8	4.1
Loss on extinguishment of debt	—	—	19.6	—	—	—	—
Other (income) expense, net	0.2	0.3	0.1	0.4	0.8	0.1	(1.9)

Income (loss) before provision for (benefit from) income taxes and equity income	17.1	22.0	31.1	85.8	67.2	12.5	(118.0)
Provision for (benefit from) income taxes	6.0	8.2	19.2	31.4	26.6	2.2	(45.4)

Income (loss) before equity income	11.1	13.8	11.9	54.4	40.6	10.3	(72.6)
Equity income, net of tax	0.4	0.3	1.0	0.9	1.5	—	0.6

Income (loss) before extraordinary item	11.5	14.1	12.9	55.3	42.1	10.3	(72.0)
Extraordinary item: Gain on valuation of assets in excess of purchase price	—	—	—	—	—	—	2.9

Net income (loss)	11.5	14.1	12.9	55.3	42.1	10.3	(69.1)

Less: Net income attributable to noncontrolling interest	0.1	0.1	0.4	0.2	0.5	0.1	—

Net income (loss) attributable to Global Brass and Copper Holdings, Inc.(2)	$11.4	$14.0	$12.5	$55.1	$41.6	$10.2	$(69.1)

Per Share Data:
Historical net cash dividends declared per common share	$—	$—	$1,600,000	$—	$425,000	$—	$—
Historical net income (loss) attributable to Global Brass and Copper Holdings, Inc. per common share(4)	$113,880	$139,930	$125,210	$551,320	$416,330	$102,160	$(690,940)
Pro forma net income attributable to Global Brass and Copper Holdings, Inc. per common share(4)	$0.54	$0.55	$0.40	N/A	N/A	N/A	N/A
Number of common shares used in Historical share calculations	100	100	100	100	100	100	100
Number of shares used in pro forma share calculation	21,110,000	21,110,000	21,110,000	N/A	N/A	N/A	N/A

(in millions)	As of March 31,	As of December 31,
	2013	2012	2011(1)	2010(1)	2009(1)	2008(1)
Balance Sheet Data:
Cash	$15.8	$13.9	$49.5	$15.5	$7.8	$8.0
Total assets	576.5	502.7	548.7	537.7	495.8	436.4
Total debt(5)	400.0	389.5	303.6	306.2	295.4	290.8
Total liabilities	613.5	550.5	466.0	509.2	470.9	422.1
Total (deficit) equity	(37.0)	(47.8)	82.7	28.5	24.9	14.3

(1)	For the three months ended March 31, 2012, the above data have been adjusted for prior year revisions discussed in note 1, “Basis of Presentation and Principles of Consolidation” to our unaudited consolidated financial statements included elsewhere in this prospectus. For 2011, 2010, 2009 and 2008, the above data have been adjusted for prior year revisions discussed in note 2, “Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	We used a portion of the net proceeds of the Senior Secured Notes offering that we completed on June 1, 2012 to make the Parent Distribution. Our pro forma net income (loss) attributable to Global Brass and Copper Holdings, Inc. per common share reflects a reduction in our net income attributable to the interest expense incurred on the portion of the Senior Secured Notes that were used to fund the Parent Distribution. Assuming an interest rate of 9.50%, which is the actual interest rate of the Senior Secured Notes, and a statutory U.S. federal income tax rate of 35%, had the Parent Distribution been completed on January 1, 2012, our net income attributable to Global Brass and Copper Holdings, Inc. would have decreased by $2.5 million to $11.5 million for the three months ended March 31, 2012 and $4.1 million to $8.4 million for the year ended December 31, 2012. The effect of the issuance of the Senior Secured Notes and the Parent Distribution is fully reflected in the results presented for the three months ended March 31, 2013.
(3)	Represents interest on the related party term loan credit facility described in “Certain Relationships and Related Party Transactions.”
(4)	The number of common shares used in the calculation of historical net income attributable to Global Brass and Copper Holdings, Inc. per common share does not give effect to the planned 211,100-to-1 stock split to be effected prior to the completion of this offering. The number of common shares used in the calculation of pro forma net income attributable to Global Brass and Copper Holdings, Inc. per common share does give effect to the planned 211,100-to-1 stock split to be effected prior to the completion of this offering but does not give effect to the 338,974 shares issuable under the equity awards to be made in connection with this offering, since none will be vested or exercisable within 60 days after the date of the completion of this offering.
(5)	Consists of long-term debt, related party debt and current maturities of long-term debt.

firearms manufacturer, Pangborn Corp., an industrial surfacing company, and The Savannah Music Festival. Mr. Whitaker graduated from the College of Wooster in 1969 with a degree in economics and from Dartmouth’s Tuck School of Business in 1971. We believe Mr. Whitaker’s extensive background in turnaround leadership, corporate strategy, operations and marketing make him well qualified to serve on the Board of Directors.

Martin E. Welch, III—Mr. Welch has served as a director of Global Brass and Copper Holdings since July 2011. Mr. Welch served as executive vice president and chief financial officer of Visteon Corporation, a global automotive parts supplier from 2011 to 2012. Mr. Welch served as executive vice president and chief financial officer of United Rentals, Inc., an industrial and construction equipment rental company, from 2005 to 2009, and concurrently from 2002 to 2008 he served as business advisor to the private equity firm York Management Services. Mr. Welch served on the board of directors and chaired the audit committee of Delphi Corporation from 2006 to 2009. Mr. Welch served as chief financial officer of Kmart Corporation, a major retailer that filed for bankruptcy in 2002, from 1995 to 2001. From 1991 until 1995, Mr. Welch served as chief financial officer for Federal-Mogul Corporation, an automotive parts supplier. Mr. Welch is a certified public accountant. Mr. Welch has acquired important business leadership, financial and accounting skills from his career in the retail, business services, and automotive industries, including through his tenure as chief financial officer of United Rentals, Inc., Kmart Corporation and Federal-Mogul Corporation. We believe these skills make him well suited to serve on the Board of Directors.

David Burritt—Mr. Burritt has served as a director of Global Brass and Copper Holdings since July 2011. Until June 2010, Mr. Burritt served as chief financial officer and vice president of global finance and strategic services for Caterpillar Inc., an industrial and construction machinery and engines manufacturer. Since 2008, Mr. Burritt has also served on the board of directors of Lockheed Martin Corporation, a global security company, and since 2009, he has chaired the audit committee. Mr. Burritt recently joined the board of directors of Aperam, S.A., a spinoff of the stainless steel division of AcelorMittal, where he also chairs the audit committee. Mr. Burritt earned a degree in accounting from Bradley University in 1977 and an MBA from the University of Illinois at Champaign-Urbana in 1990. Mr. Burritt is a certified public accountant and a certified management accountant. Mr. Burritt brings extensive accounting, financial and manufacturing industry experience to the Board of Directors. For this reason, we believe he is well qualified to serve on the Board of Directors.

Controlled Company

We intend to list the shares offered in this offering on the NYSE. Upon consummation of this offering, Halkos will own approximately 55.6% of the voting stock of Global Brass and Copper Holdings (48.9% if the underwriters exercise in full their option to purchase additional shares). If Halkos beneficially owns more than 50% of such voting stock after the completion of this offering, we will avail ourselves of the “controlled company” exemptions under the NYSE rules. If we are not able to use the controlled company exemptions, our Board of Directors will be required to have a majority of independent directors within one year after the date this offering closes. As of the date of the closing of this offering we expect the Board of Directors to have four independent members (Messrs. Burritt, Welch, Whitaker and Thanopoulos) out of nine total members.

Director Independence

The Board of Directors has determined that Messrs. Thanopoulos, Whitaker, Welch and Burritt are “independent directors” as such term is defined by the applicable rules and regulations of the NYSE.

Board Structure

Composition

The Board of Directors currently consists of nine members. In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, the number of directors on the Board of Directors will be determined from time to time by the Board of Directors, and only a majority of the Board of Directors may fix the number of directors. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of the Board of Directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Our amended and restated certificate of incorporation will provide that the Board of Directors will be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. The classified board provisions are subject to a “sunset” provision. Class I, Class II and Class III directors will serve initial terms expiring at our annual meeting of stockholders in 2014, 2015 and 2016, respectively. Each director elected at any annual meeting of stockholders after the completion of this offering will serve a term expiring at the next annual meeting of stockholders. Therefore, by the 2016 annual meeting of stockholders, the classified board provisions will no longer be in effect. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board of Directors.

Committees of the Board

Upon consummation of this offering, the Board of Directors will have four standing committees. We will be required to have an audit committee consisting entirely of independent directors, subject to applicable phase-in periods.

Audit Committee

Upon completion of this offering, our audit committee will consist of Messrs. Burritt, Welch and Whitaker. The Board of Directors has determined that Messrs. Burritt, Welch and Whitaker all qualify as “audit committee financial experts” as such term is defined in Item 407(d)(5) of Regulation S-K and that each of Messrs. Burritt, Welch and Whitaker are “independent” for purposes of Rule 10A-3 of the Securities Exchange Act of 1934 and under the NYSE listing standards. The composition of the audit committee satisfies the independence requirements of the SEC and the NYSE.

The principal duties and responsibilities of our audit committee are to prepare the report required by the rules of the SEC to be included in our annual proxy statement or annual report and oversee and monitor the following:

•	the integrity of our financial statements;

•	the independence, qualifications and performance of our independent registered public accounting firm;

•	compliance by our personnel with our code of ethics and related-party transactions policies;

•	the performance of our internal audit function; and

•	compliance by us with legal and regulatory requirements.

Compensation Committee

Upon completion of this offering, our compensation committee will consist of Messrs. Burritt, Welch, Whitaker, Thanopoulos, Psaros and Shapiro. If Halkos beneficially owns more than 50% of Global Brass and Copper Holdings voting stock after the completion of this offering, we will avail ourselves of the “controlled company” exemptions under the NYSE rules, and in such a case, there would be no independence requirements for the compensation committee. If we are not able to use the controlled company exemptions, our compensation committee will be required to have one independent member as of the date this offering closes, a majority of independent directors within 90 days after the closing date and all independent directors within one year after the closing date. As of the date of the closing of this offering we expect the compensation committee to have four independent members (Messrs. Burritt, Welch, Whitaker and Thanopoulos) out of six total members.

The principal duties and responsibilities of the compensation committee are as follows:

•

developing and monitoring our overall compensation policies, including, without limitation, determining the appropriate balance among base salary, annual bonus and long-term incentive awards, and establishing performance based incentives that support and reinforce our long-term strategic goals, organizational objectives and shareholder interests;

•	annually reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance and determining and approving the CEO’s compensation level;

•	reviewing and approving the annual base salaries and annual incentive opportunities of other members of our senior management;

•

reviewing and approving employment agreements, change-in-control agreements and all other incentive awards and opportunities, including both cash-based and equity-based awards and opportunities, retirement benefits, perquisites and other compensation and benefits for the members of our senior management both during and after employment;

•	monitoring and reviewing our incentive compensation plans and equity-based compensation plans and making recommendations to the Board of Directors with respect to those plans;

•	reviewing and approving our Compensation Discussion and Analysis and other reports and disclosures to be included in our various public filings;

•	reviewing our employee compensation programs as they relate to risk management and risk-taking incentives;

•	overseeing compliance with NYSE rules with respect to equity compensation plans; and

•	providing regular reports to the Board of Directors and any compensation committee reports required by the SEC to be included in our proxy statement and annual report.

The compensation committee will have the sole authority to retain and terminate any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant’s fees and the other terms and conditions of the consultant’s retention.

Nominating and Governance Committee

Upon completion of this offering, the nominating and governance committee will consist of Messrs. Welch, Burritt, Whitaker, Thanopoulos, Psaros and Shapiro. If Halkos beneficially owns more than 50% of Global Brass and Copper Holdings voting stock after the completion of this offering, we will avail ourselves of the “controlled company” exemptions under the NYSE rules, and in such a case, there would be no independence requirements for the nominating and governance committee. If we are not able to use the controlled company exemptions, our nominating and governance committee will be required to have one independent member as of the date this offering closes, a majority of independent directors within 90 days after the closing date and all independent directors within one year after the closing date. As of the date of the closing of this offering we expect the nominating and governance committee to have four independent members (Messrs. Welch, Burritt, Whitaker and Thanopoulos) out of six total members. The principal duties and responsibilities of the nominating and governance committee will be as follows:

•

to establish criteria for board and committee membership and recommend to the Board of Directors proposed nominees for election to the Board of Directors and for membership on committees of the Board of Directors;

•	to make recommendations to the Board of Directors regarding board governance matters and practices;

•	to develop and recommend to the Board of Directors sound corporate governance practices and principles;

•	to oversee the implementation of processes and procedures for the annual review of corporate management, members of the Board of Directors and its committees;

•	to consider and report to the Board of Directors on all matters relating to the selection and qualification of the candidates nominated to the Board of Directors;

•

to assist the Board of Directors by identifying individuals believed qualified to become members of the Board of Directors, consistent with criteria approved by the Board of Directors, and to recommend to the Board of Directors the director nominees for the next annual meeting of stockholders;

Role of Compensation Committee

Prior to this offering, we did not have a formal compensation committee, and Mr. Walker and his management team were responsible for compensation arrangements, subject to the approval of the Board of Directors. In connection with this offering, on September 23, 2011 we formed a compensation committee, which was not subject to the NYSE listing rules with respect to compensation committee independence. If Halkos beneficially owns more than 50% of Global Brass and Copper Holdings voting stock after the completion of this offering, we will avail ourselves of the “controlled company” exemptions under the NYSE rules, and in such a case, there would be no independence requirements for the compensation committee. Otherwise, we expect to comply with such NYSE rules, subject to the prescribed phase-in provisions. See “Management—Controlled Company” and “Management—Board Structure—Committees of the Board—Compensation Committee”. The Compensation Committee consists of David Burritt (Chairman), Michael Psaros, David Shapiro, George Thanopoulos, Martin Welch and Ron Whitaker.

Role of Compensation Consultant

In connection with this offering and our transition from a privately held company to a public company, we have engaged Towers Watson in order to benchmark compensation and make recommendations for future compensation (including cash, annual bonus and equity-based compensation) for our named executive officers. The Board of Directors intends to review and evaluate the results of Towers Watson’s work and will use its judgment to implement new compensation arrangements with the named executive officers, while considering best practices with respect to executive compensation arrangements. During 2012, Towers Watson reviewed the executive compensation programs that we had in place, including salary, bonus and long-term incentive awards (which consisted solely of profits interests shares granted to the named executive officers).

Towers Watson benchmarked the named executive officer compensation against a peer group of fifteen companies. Towers Watson benchmarked the components of base salary and target bonuses against the 25th percentile, median and 75th percentile of its peer group. The Board of Directors did not determine to target cash compensation at any specific percentage but has concluded that the cash compensation for the named executive officers is generally at (or slightly above or below) the median of the peer group. The peer group was updated in 2012 to include three companies (marked with an asterisk below) and to remove three companies from the peer group. The three companies that were added are in a similar industry and are also considered peers by some of our competitors. We removed three companies because two of the companies had revenues in excess of three times our revenues and one company had revenues less than 0.4% of our revenues. The companies in the peer group for 2012 were:

•	Alliant Techsystems Inc.

•	Carpenter Technology Corporation

•	Century Aluminum Company

•	Gibraltar Industries, Inc.

•	Handy & Harman Ltd. (formerly known as WHX Corporation)

•	Kaiser Aluminum Corporation

•	Materion Corporation (formerly known as Brush Engineered Materials Inc.)

•	Mueller Industries, Inc.

•	OM Group, Inc.

•	Olin Corp.

•	Schnitzer Steel Industries Inc.*

•	Titan International, Inc.

•	Titanium Metals Corporation

•	Valmont Industries, Inc.*

•	Worthington Industries, Inc.*

standard health and welfare benefits plans. In addition, pursuant to the terms of his offer letter, Mr. Wasz was granted Class B Profits Interest Shares, subject to vesting over a three-year period.

For a description of severance payments and benefits made available under Mr. Walker’s employment agreement and our other named executive officers severance protection agreements in effect as of December 31, 2012, see “—Potential Payments upon Termination or Change in Control”.

IPO Equity Grants

In connection with this offering, we intend to grant awards for an aggregate of 168,066 shares of our common stock to our named executive officers under the 2013 Plan described below, as set forth in the table below. Mr. Walker will not receive any awards in connection with this offering because Mr. Walker has determined that he does not require additional equity awards based on his ownership percentage of our parent, Halkos.

Executive	Options	Restricted Stock	Performance Shares
John J. Wasz	21,552	10,156	20,313
Robert T. Micchelli	21,552	10,156	20,313
Daniel B. Becker	11,605	5,469	10,938
Devin K. Denner	14,920	7,031	14,063

Total	69,629	32,813	65,625

The options and restricted stock will generally vest in three equal installments on each of the first, second and third anniversary of the date of grant, subject to continued employment on the applicable vesting date and shall otherwise be on terms consistent with the 2013 Plan described below. The exercise price of the options will be equal to the price per share paid by investors in this offering. The performance shares will generally vest based on satisfaction of the performance condition, with 100% of the performance shares vesting upon achievement of the performance condition. The performance condition is our achievement of return on net assets (“RONA”) of 14.2% at the end of 2013. If we achieve RONA of 14.2%, then 100% of the performance shares will vest. If we achieve RONA in excess of 14.9% or greater, then 205% of the performance share will vest. If we achieve RONA of less than 13.2%, then no performance shares will vest. If we achieve RONA between 13.2% and 14.9%, then a percentage of the performance shares shall vest. The performance shares shall otherwise be on terms consistent with the terms of the 2013 Plan.

Global Brass and Copper Holdings, Inc. 2013 Omnibus Equity Incentive Plan

In connection with this offering, we intend to establish the Global Brass and Copper Holdings, Inc. 2013 Omnibus Equity Incentive Plan, which we refer to as the “2013 Plan”. The Board of Directors adopted, and our shareholders approved, the 2013 Plan on April 10, 2013, subject to the completion of this offering. The 2013 Plan will become effective immediately prior to the consummation of this offering.

The following summary of the material features of the 2013 Plan is qualified in its entirety by reference to the complete text of the 2013 Plan, the form of which is filed as an exhibit to our registration statement relating to this offering.

Administration

Our compensation committee (or a subcommittee thereof, if necessary to comply with Section 162(m) of the Code) will administer the 2013 Plan. The compensation committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2013 Plan and to adopt, alter and repeal rules, guidelines and practices relating to the 2013 Plan. The compensation committee will have full discretion to administer and interpret the 2013 Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility

Any of our employees, directors, officers, consultants or advisors (or prospective employees, directors, officers, consultants or advisors), or any of the employees, directors, officers, consultants or advisors (or prospective employees, directors, officers, consultants or advisors) of our subsidiaries or their respective affiliates will be eligible for awards under the 2013 Plan. The compensation committee will have the sole and complete authority to determine who will be granted an award under the 2013 Plan. Employees of certain of our designated foreign subsidiaries are also eligible under separate “Sub Plans”.

Number of Shares Authorized

The 2013 Plan provides for an aggregate of 1,111,053 shares of Global Brass and Copper Holdings’ common stock to be available for awards. No more than 100,000 shares of common stock may be issued with respect to incentive stock options under the 2013 Plan. No participant may be granted awards of options and stock appreciation rights (“SARs”) with respect to more than 200,000 shares of our common stock in any one fiscal year. No more than 250,000 shares of our common stock may be granted under the 2013 Plan to any participant with respect to performance compensation awards in any one performance period (or with respect to each fiscal year in the event a performance period extends beyond a single fiscal year). The maximum amount payable for an individual participant under the 2013 Plan for any one performance period (or with respect to each fiscal year in the event a performance period extends beyond a single fiscal year) is $10,000,000 (with respect to each year if the performance period is more than one year). Shares of our common stock subject to awards are generally unavailable for future grant; provided, in no event may we increase the number of shares of common stock that may be delivered pursuant to incentive stock options granted under the 2013 Plan. If any award granted under the 2013 Plan expires, terminates, is canceled or forfeited without being settled or exercised, or if a SAR is settled in cash or otherwise without the issuance of shares, shares of common stock subject to such award will again be made available for future grant. In addition, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grant under the 2013 Plan. If there is any change in our corporate capitalization, the compensation committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under the 2013 Plan, the number of shares covered by awards then outstanding under the 2013 Plan, the limitations on awards under the 2013 Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

Change in Capitalization

If there is a change in Global Brass and Copper Holdings’ corporate capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split up, split-off, spin-off, consolidation or other relevant change in capitalization or applicable law or circumstances, such that the compensation committee determines that an adjustment is necessary or appropriate, then the compensation committee may make adjustments in a manner that it deems equitable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Distributions to Halkos and Certain Members of Management

The KPS Funds are majority members of Halkos. Halkos owns all of the outstanding shares of Global Brass and Copper Holdings. Global Brass and Copper Holdings is the direct parent of Global Brass and Copper and the source of the initial investment as reported in additional paid in capital in the consolidated balance sheets. The KPS Funds are also affiliates of KPS Capital Finance, LLC, the agent of a related party term loan credit agreement. On August 18, 2010, we repaid the $60.0 million balance then outstanding on the related party term loan credit agreement and in connection with the related party term loan agreement we made interest payments of $2.5 million in 2010, $6.8 million in 2009 and $4.1 million in 2008. In August 2010, we distributed $42.5 million to the KPS Funds and other members of Halkos. Of this total, $2.2 million was paid by Halkos to Mr. Walker, our Chief Executive Officer, $1.3 million collectively was paid by Halkos to Messrs. Micchelli, Denner, Becker and other employees, and $0.9 million was escrowed to be paid to other employees. Even though the amounts were paid by Halkos, these payments resulted in non-cash compensation charges to Global Brass and Copper Holdings.

In connection with the Transactions, we used a portion of the net proceeds of the Senior Secured Notes to make a distribution of $160.0 million to Halkos. Halkos distributed such proceeds pro rata to its equityholders (which include certain of our officers and directors as described under “Compensation Discussion and Analysis—Distributions in respect of Class B Profits Interest Shares”) in accordance with the terms of its operating agreement on June 1, 2012. See “Prospectus Summary—Recent Transactions—Distribution to Halkos”.

Additionally, we expect that approximately $16.4 million of the proceeds from this offering (based on an assumed initial offering price of $16.00 per share, the midpoint of the price range set forth on the cover of this prospectus (approximately $18.9 million if the underwriters’ option to purchase additional shares is exercised)) will be paid to our executive officers, which include Messrs. Walker, Micchelli, Becker, Denner and Wasz, as holders of Class B Shares. The management committee of Halkos, which consists of Michael Psaros, David Shapiro, Raquel Palmer, Jay Bernstein and John Walker, will determine payouts of the offering proceeds among the Halkos shareholders according to the Halkos capital accounts. According to the Halkos capital accounts, Messrs. Walker, Micchelli, Becker, Denner and Wasz will receive the following approximate amounts, respectively, based on the midpoint of the price range set forth on the cover of this Prospectus: $9.4 million, $2.0 million, $0.7 million, $1.0 million and $2.1 million (and the following approximate amounts if the underwriters’ option is exercised in full: $10.9 million, $2.3 million, $0.8 million, $1.2 million and $2.4 million). Offering proceeds among the Halkos shareholders are allocated first to holders of Class A Shares until each holder of Class A Shares has recovered the amount of any of its capital contributions, then to holders of Class B Shares until each holder of Class B Shares has recovered the amount of any of its capital contributions and finally to holders of Class A and Class B Shares pro rata based on the number of such shares outstanding. See “Compensation Discussion and Analysis—Equity-Based Compensation—Profits Interest Shares”.

Management Services Agreement

We and affiliates of the KPS Funds are parties to an agreement under which those affiliates charge us for management and other services provided to us. The charges, which are included in selling, general and administrative expenses, were $1.0 million for each of the years ended December 31, 2012, 2011 and 2010, of which $0.25 million is included in accrued liabilities at December 31, 2012, 2011 and 2010. This agreement will be terminated at the closing of this offering. We expect to pay KPS or its affiliates an amount in cash equal to $4.5 million, the aggregate amount of the remaining payments due under the management agreement upon termination of that agreement at the closing of this offering.

PRINCIPAL AND SELLING STOCKHOLDERS

The table below sets forth, as of April 1, 2013, information with respect to the beneficial ownership of our common stock by:

•	each of our directors and each of the executive officers named in the Summary Compensation Table;

•	the selling stockholder;

•	each person or group of affiliated persons who is known to be the beneficial owner of more than 5% of any class or series of our capital stock; and

•	all of our directors and executive officers as a group.

The amounts and percentages of common stock outstanding and percentage of beneficial ownership before this offering are based on the number of shares of common stock to be issued and outstanding prior to this offering, giving effect to the planned 211,100-to-1 stock split.

The amounts and percentages of common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

The following table shows beneficial ownership of our shares, both under the assumption that the underwriters’ option to purchase additional shares is not exercised and the assumption that the underwriters’ option to purchase additional shares is exercised in full:

			Shares Offered Hereby		Shares Beneficially Owned After Closing
Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Assuming No Exercise of Option to Purchase Additional Shares	Assuming Full Exercise of Option to Purchase Additional Shares	Assuming No Exercise of Option to Purchase Additional Shares		Assuming Full Exercise of Option to Purchase Additional Shares
	Number	%	Number	Number	Number	%	Number	%
Halkos Holdings, LLC(1)	21,110,000	100	9,375,000	10,781,000	11,735,000	55.6	10,329,000	48.9
John H. Walker(2)	—	—	—	—	—	—	—	—
Robert T. Micchelli(2)	—	—	—	—	—	—	—	—
Daniel B. Becker(2)	—	—	—	—	—	—	—	—
Devin K. Denner(2)	—	—	—	—	—	—	—	—
John J. Wasz(2)	—	—	—	—	—	—	—	—
Scott B. Hamilton(2)	—	—	—	—	—	—	—	—
Paul Schwind(2)	—	—	—	—	—	—	—	—
Michael Psaros(2)(3)	21,110,000	100	9,375,000	10,781,000	11,735,000	55.6	10,329,000	48.9
Raquel Palmer(2)	—	—	—	—	—	—	—	—
David Shapiro(2)(3)	21,110,000	100	9,375,000	10,781,000	11,735,000	55.6	10,329,000	48.9
Jay Bernstein(2)	—	—	—	—	—	—	—	—
George Thanopoulos(2)	—	—	—	—	—	—	—	—
Ronald C. Whitaker(2)	—	—	—	—	—	—	—	—
Martin E. Welch, III(2)	—	—	—	—	—	—	—	—
David Burritt(2)	—	—	—	—	—	—	—	—
All directors and executive officers as a group	21,110,000	100	9,375,000	10,781,000	11,735,000	56.6	10,329,000	48.9

(1)	The address of Halkos is 475 N. Martingale Road, Suite 1050, Schaumburg, IL 60173. The majority members of Halkos are the KPS Funds.
(2)	The address for each officer and director is c/o Global Brass and Copper Holdings, Inc., 475 Martingale Road, Suite 1050, Schaumburg, IL 60173.
(3)	KPS Special Situations Fund II, L.P., KPS Special Situations Fund II(A), L.P., KPS Special Situations Fund III, LP and KPS Special Situations Fund III(A), L.P. (collectively, the “KPS Funds”) are, collectively, majority members of Halkos. The KPS Funds that control Halkos are ultimately controlled by KPS Capital Partners, LLC, whose managing members, Messrs. Michael Psaros and David Shapiro, have investment and voting control over such KPS Funds and therefore Halkos. Messrs. Psaros and Shapiro disclaim beneficial ownership of the shares of Global Brass and Copper Holdings owned by Halkos. The address for the KPS Funds and KPS Capital Partners, LLC is 485 Lexington Avenue, 31st Floor, New York, NY 10017.

Relationship with Selling Stockholder

All of the shares sold in this offering will be sold by the selling stockholder. The selling stockholder is Halkos, an affiliate of KPS. For additional information with respect to the selling stockholder and its relationships with us please see “Certain Relationships and Related Party Transactions”.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

In connection with this offering, Global Brass and Copper Holdings expects to amend its certificate of incorporation so that its authorized capital stock will consist of 80,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. After the consummation of this offering, Global Brass and Copper Holdings expects to have 21,110,000 shares of common stock and no shares of preferred stock outstanding. Summarized below are material provisions of Global Brass and Copper Holdings’ amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the completion of this offering, as well as relevant sections of the Delaware General Corporation Law (the “DGCL”). The following summary is qualified in its entirety by the provisions of Global Brass and Copper Holdings’ amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of our common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of our common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. At completion of this offering will own a majority of the shares of our common stock. The holders of our common stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of legally available funds. Upon the liquidation or dissolution of Global Brass and Copper Holdings, the holders of our common stock will be entitled to share ratably in those of Global Brass and Copper Holdings’ assets that are legally available for distribution to its stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock.

Preferred Stock

Under the terms of Global Brass and Copper Holdings’ amended and restated certificate of incorporation (which will be in effect upon the consummation of this offering), Global Brass and Copper Holdings will be authorized to issue up to 20,000,000 shares of preferred stock without further action by holders of our common stock. The Board of Directors will be authorized, subject to limitations prescribed by Delaware law and Global Brass and Copper Holdings’ amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. The Board of Directors will also be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The purpose of authorizing the Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The ability of the Board of Directors to issue preferred stock,

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot make any prediction as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. See “Risk Factors—Risks Related to an Investment in Our Common Stock and this Offering—Future sales of shares of our common stock in the public market could cause our stock price to fall significantly even if our business is profitable”.

Sale of Restricted Shares

Upon the completion of this offering, we will have 21,110,000 shares of common stock outstanding, excluding 338,974 shares of common stock underlying outstanding equity awards. Of these shares, the 9,375,000 shares sold in this offering (or 10,781,000 shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further restriction under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. After this offering, approximately 11,735,000 of our outstanding shares of common stock will be deemed “restricted securities,” as that term is defined under Rule 144 (10,329,000 shares, if the underwriters’ option to purchase additional shares is fully exercised). Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act. Immediately following the consummation of the offering, all outstanding shares of common stock beneficially owned by Halkos will be subject to a 180-day underwriter “lock-up” period, which the underwriters are entitled to waive at their absolute discretion. The shares beneficially owned by Halkos will be otherwise transferable pursuant to Rule 144, subject to the volume and other restrictions of Rule 144.

Rule 144

The availability of Rule 144 will vary depending on whether restricted securities are held by an affiliate or a non-affiliate. In general, under Rule 144, an affiliate who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. The volume limitations, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. A non-affiliate who has beneficially owned restricted securities for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted securities proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Rule 701

Securities issued in reliance on Rule 701 under the Securities Act are also restricted and may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one year holding period requirement.

Options/Equity Awards

We intend to file a registration statement under the Securities Act to register 1,111,053 shares of common stock reserved for issuance under our 2013 Plan. As of                     , 2013, after giving effect to the IPO Equity Grants, there were 104,443 options outstanding under our 2013 Plan to purchase a total of 104,443 shares of our common stock, of which no options were exercisable immediately. Shares issued upon the exercise of stock options after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up Agreements

We and each of our executive officers, directors and the selling stockholder have agreed with the underwriters, that for a period of 180 days after the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock, or any options or warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. The representatives of the underwriters may, in their discretion, release all or any portion of the shares from the restrictions in any such agreement. See “Underwriting” for additional information regarding such agreements and the exceptions thereto.

Registration Rights

We intend to enter into an investor rights agreement with the selling stockholder which will provide the selling stockholder with registration rights with respect to the additional shares of our common stock it will hold after the completion of this offering. This agreement will not provide for any maximum cash penalties nor any penalties connected with delays in registering our common stock. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement” for additional information.

UNDERWRITING

We, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
William Blair & Company, L.L.C.
KeyBanc Capital Markets Inc.

Total	9,375,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,406,000 shares from the selling stockholder. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,406,000 additional shares.

Paid by the Selling Stockholder

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The selling stockholder may be deemed an “underwriter” within the meaning of Section 2(11) of the Securities Act. The selling stockholder represented to us at the time of its purchase of our common stock that such purchase was made for investment purposes and not with a view towards distribution.

We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, any of our securities that are substantially similar to the shares of our common stock, including but not limited to any options or warrants to purchase shares of our common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock or any such substantially similar securities (other than pursuant to employee stock option plans existing on the date